Exhibit 99.1

ABN 82 010 975 612

Offer Document

Pro-Rata Non-Renounceable Rights Issue of one 1 New Share for every 1 Share held at an issue price of $0.21 per New Share to raise up to approximately $5.19 million.

The Rights Issue is underwritten by Mercer Capital Pty Ltd.

Valid acceptances must be received by 5.00 pm (AEST) on Wednesday 15 May 2013.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

You should read this document in its entirety and ensure that you understand it.  If you are in doubt as to what you should do, you should consult your stockbroker, accountant, financial or other professional adviser immediately.

Important Notices

This Offer Document is dated 17 April 2013, and a copy was given to ASX Limited (ASX) on that date.

This Offer Document sets out the terms of the non-renounceable rights offer (Offer) by Progen Pharmaceuticals Limited (Progen or the Company) under which Eligible Shareholders are entitled to acquire 1 new ordinary share in Progen at $0.21 for every 1 ordinary share held at 7:00 pm AEST on 26 April 2013.  The Offer is underwritten by Mercer Capital Pty Ltd ACN 153 814 218.

This Offer Document is not a prospectus for the purposes of Chapter 6D of the Corporations Act and has not been lodged with the Australian Securities and Investments Commission (ASIC).  The Offer is being made without a prospectus in accordance with section 708AA of the Corporations Act as notionally modified by ASIC Class Orders CO 07/571 and CO 08/35.  Accordingly, this Offer Document does not contain all of the information which would otherwise be required by law to be disclosed in a prospectus.

The information in this Offer Document does not constitute a securities recommendation or financial product advice, and does not purport to constitute all the information that you may require to enable you to evaluate effectively and completely whether to take up additional Shares under the Offer.  In preparing this Offer Document, the Company has not taken into account the investment objectives, financial situation or particular needs of any particular person.  Accordingly, before acting on this Offer Document, you should assess whether a further investment in the Company would be appropriate in light of your own financial circumstances.

This Offer Document does not constitute an offer in any place in which, or any person to whom, it would not be lawful to make such an offer.  No action has been taken to register or qualify the Offer, or the New Shares to be issued thereunder, or otherwise permit the offering of New Shares outside Australia.  In particular neither the Offer nor this Offer Document constitutes an offer for sale of New Shares or any right to a security in the United States or to “U.S. Persons” as that term defined for the purposes of the Securities Act 1933 of the United States (Securities Act). The New Shares and the rights of Eligible Shareholders under the Rights Issue have not been, and will not be, registered under the Securities Act and no securities of the Company may be offered or sold within the United States or to U.S. Persons unless they are registered under the Securities Act or an exemption under the Securities Act is available.

No person is authorised to give any information or to make any representation in connection with the Offer that is not contained in this Offer Document.  Any information or representation not contained in this Offer Document may not be relied upon as having been authorised by the Company in connection with the Offer.  Neither the Company nor any other person warrants the future performance of the Company or any return on any investment made under this Offer Document, except as required by law and then, only to the extent so required.

Any forecast or any forward looking statement contained in this Offer Document may involve significant elements of subjective judgment and assumption as to future events which may or may not be correct, and there are usually differences between forecasts and actual results because events and actual circumstances frequently do not occur as forecast and these differences may be material.  Nothing contained in this Offer Document is, or may be relied on as, a promise or representation as to the future.

Except to the extent prohibited by law, the Company, its officers, employees and advisers disclaim all liability that may otherwise arise due to any of this information being inaccurate or incomplete.

By applying for New Shares under the Rights Issue an investor will be deemed to have warranted to the Company that the investor is able to participate in the Offer without breach of the law and related matters in the investor’s jurisdiction.  The Company reserves the right to treat as invalid any application that appears to have been submitted by a person who is not an Eligible Shareholder.

Enquiries

If you have any enquiries in relation to the offer please contact the Share Registrar Computershare Investor Services Pty Limited by telephone 1300 390 046 (within Australia) and +613 9415 4866 (outside Australia).

Timetable

Event	Date
Announcement of Offer	16 April 2013
Lodging of Appendix 3B, Offer Document and cleansing notice to ASX. Despatch letter to option holders informing them of the Offer.	17 April 2013
Despatch notice containing Appendix 3B information to Eligible Shareholders and notice to Foreign Shareholders who cannot participate in the Offer.	18 April 2013
Shares commence quotation on an ‘ex’ basis (‘ex’ date)	19 April 2013
Record Date to determine Entitlements under Offer	26 April 2013 at 7:00 pm (AEST)
Expected date for despatch of Offer Document and Entitlement and Acceptance Forms to Eligible Shareholders (and notify ASX when despatch has been completed)	1 May 2013
Offer opens (Opening Date)	1 May 2013
Last day for acceptance and payment in full (Closing Date)	15 May 2013 at 5:00 pm (AEST)
Deferred settlement trading begins	16 May 2013
Notify ASX and Underwriter of any under-subscriptions	20 May 2013
Underwritten Shortfall Subscription Date	21 May 2013
Expected date of allotment of New Shares applied for under Offer and any shortfall (and tell ASX and when that has happened)	22 May 2013
Expected date of despatch of Holding Statements	23 May 2013
Trading of New Shares starts	23 May 2013

These dates are indicative only and subject to change.  The Company reserves the right, subject to the Corporations Act and the Listing Rules, to change any date including to extend the Closing Date, to close the Offer early, to accept late acceptances either generally or in particular cases, or to withdraw or reduce the size of the Offer without notice.  Any extension of the Closing Date will have a consequential effect on the issue date of New Shares.  If the Offer is withdrawn, Application Money will be returned without interest.

Chairman’s Letter

17 April 2013

Dear Shareholder

Introduction

On behalf of the directors of Progen Pharmaceuticals Limited, I am pleased to invite all Eligible Shareholders to participate in the 1 for 1 non-renounceable Rights Issue described in this document. Eligible Shareholders are those who have a registered address in Australia or New Zealand and who hold shares in the Company at 7:00 pm AEST on 26 April 2013.  Under the Offer, the Company will raise up to approximately $5.19 million from the issue of up to 24,709,097 million new fully paid ordinary shares which will rank equally from the date of their issue with existing fully paid ordinary shares.

Once all of the expenses associated with the Offer have been met, the Company intends to use the balance of the money raised for the pre-clinical and clinical development of PG545 and for general working capital purposes. Further details of the purpose of the Rights Issue are set out in Section 1.3. The Rights Issue is underwritten by Mercer Capital Pty Ltd.  Further details of the underwriting arrangements are set out in Sections 1.4 and 3.

Details of your entitlement

A personalised Entitlement and Acceptance Form accompanies this Offer Document and, as an Eligible Shareholder, you are, subject to the important qualification contain in Section 1.7, entitled under the terms of the Offer to use that form to subscribe for 1 new ordinary share in the Company at a price of $0.21 for every 1 fully paid ordinary share in the Company that you hold at 7:00pm AEST on 26 April 2013.  The price of $0.21 represents a discount of approximately 19% to the volume weighted average price of sales on ASX of Progen ordinary shares over the 6 month period ended on 28 February 2013.

Eligible Shareholders who subscribe for their full entitlement will, subject to the important qualification in Section 1.7, also have the opportunity to apply for additional shares in any shortfall at the same price of $0.21 each. There is no guarantee of the number of shortfall shares (if any) that will be available to Eligible Shareholders and the allocation of those shortfall shares among applicants will be at the discretion of the Directors in accordance with the policy described in Section 2.3.

To participate in the Offer, you will need to complete the Entitlement and Acceptance Form and return it with the required payment so that it is received by the Company’s Share Registrar by 5:00pm AEST on 15 May 2013 and otherwise in accordance with the instructions provided in the form.  Further details of how you may accept the Offer are also set out in Section 2.  To the extent that you do not take up your entitlement to participate in the Offer your percentage shareholding in the Company will be diluted.

Further information

I am pleased to confirm to Shareholders that those Directors of the Company who hold shares intend to take up their entitlements under the Offer in full.

Further information about the Offer and your entitlement to participate in the Offer is set out in this Offer Document, which you should read in its entirety before deciding whether to participate in the Offer.

On behalf of the Directors, I thank you for your continued support of the Company and encourage you to carefully consider this investment opportunity.

Yours faithfully

Stuart James

Chairman

1.                     Details of the Rights Issue

1.1               The Offer

This Offer Document invites Eligible Shareholders to participate in a non-renounceable pro rata rights issue of continuously quoted securities (as that term is defined in the Corporations Act) of the Company under which Eligible Shareholders will be entitled to acquire one (1) New Share for every one (1) Share held at the Record Date at an issue price of $0.21 per New Share subject to the important qualification set out in Section 1.7.

Under the Offer the Company will issue up to 24,709,097 New Shares (depending on the number of Shares held by Foreign Shareholders on the Record Date and assuming that no Optionholders exercise their Options prior to the Record Date) to raise up to approximately $5,188,910.00.

1.2                Shortfall

Subject to the important qualification set out in Section 1.7, Eligible Shareholders who subscribe for their full Entitlement will also have the opportunity to apply for any Shortfall Shares at the same price of $0.21 per Shortfall Share. There is no guarantee of the number of Shortfall Shares (if any) that will be available to Eligible Shareholders and the allocation of those Shortfall Shares among applicants (and any other person) will be at the discretion of the Directors.

1.3                Purpose of the Rights Issue

The proceeds of the Rights Issue will be used for continued preclinical and clinical development of PG545, and continued development of PI-88. Proceeds will also be used for capital works on the manufacturing facility of wholly-owned subsidiary PharmaSynth Pty Ltd. This will increase production capacity as well as broaden the scope of services PharmaSynth can offer new and existing clients.

PG545 is a dual mechanism compound being anti-angiogenic and anti-metastatic to control tumour growth and spread. The company is planning to commence a Phase 1a safety and tolerability clinical trial under an intravenous route of administration during 2013 subject to the availability of capital raised from the rights issue and positive results from a GLP toxicology study currently being undertaken to support human clinical testing. Progen’s objective is to develop PG545 to completion of Phase 1a human clinical testing at which point the company believes it can generate value for Shareholders by partnering with a larger biotechnology or pharmaceutical company for the use of PG545 in human cancer treatment, excluding the indication hepatocellular carcinoma which is licensed to Medigen Biotechnology Corporation (Taipei, Taiwan).  More information on PG545 and PI-88 can be found on the Company’s website (www.progen-pharma.com).

1.4                Underwriting

The Rights Issue is underwritten by Mercer Capital Pty Ltd pursuant to an Underwriting Agreement the key terms of which are summarised in Section 3 (Underwriting Agreement).

Mercer Capital Pty Ltd is an independent corporate advisory firm which does not hold Shares as at the date of this Offer Document and which will not be an Eligible Shareholder for the purpose of the Offer.

The Underwriter will be paid an underwriting fee of $100,000 (plus GST) and one million unlisted Options to subscribe for Shares at an exercise price of $0.30 during the option period of 3 years commencing on 14 March 2013.

1.5                Record Date and Entitlement

The Entitlement of Shareholders to participate in the Rights Issue is to be determined by reference to the Company’s share register on the Record Date (at 7:00 pm AEST on 26 April 2013).  Your Entitlement is shown on the personalised Entitlement and Acceptance Form accompanying this Offer Document.

1.6                Opening and Closing Dates

The Offer opens for acceptances on the Opening Date (1 May 2013) and all acceptances and payments must be received by the Share Registrar by 5.00 pm AEST on the Closing Date (15 May 2013).

1.7                No relief or exemption from section 606 of the Corporations Act

The Offer is not being made under an exemption from the application of section 606 of the Corporations Act nor has the Company sought relief from the application of that section in connection with the subscription for, issue or acquisition of New Shares.  This means that no person may apply for, or be allotted, New Shares to the extent that doing so would result in the relevant interest of that person and its associates exceeding 20% of the issued share capital of the Company.

By lodging a completed Entitlement and Acceptance Form, the applicant is taken to have warranted to and for the benefit of the Company that it is able to participate in the Offer in the manner contemplated in the Entitlement and Acceptance Form without breaching any applicable law or regulation.

Any Eligible Shareholder who may be at risk of exceeding the restrictions on acquiring a relevant interest in Shares under section 606 of the Corporations Act as a result of applying for New Shares should seek professional advice before completing and returning an Entitlement and Acceptance Form.

1.8                Foreign Shareholders Ineligible

The Company has decided that it is unreasonable to make offers under this Offer Document to Shareholders with registered addresses outside Australia and New Zealand (Foreign Shareholders) having regard to the number of these Shareholders, the number and value of the New Shares these Shareholders would be offered and the cost of complying with the legal and regulatory requirements in the relevant overseas jurisdictions.  Accordingly, the Company is not required to make offers under this Offer Document to Foreign Shareholders.

1.9                New Zealand securities law requirements

The Offer will be made in New Zealand pursuant to the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand).

1.10       Issue and Despatch

The expected date for the issue of New Shares and despatch of holding statements is expected to occur on the dates specified in the Timetable. It is the responsibility of each Eligible Shareholder who participates in the Offer to determine their allocation prior to trading in New Shares. Shareholders who sell New Shares before they receive holding statements do so at their own risk.

1.11       Official Quotation of New Shares

Application will be made by the Company to ASX for official quotation by ASX of the New Shares. New Shares will be issued only after all Application Money has been received and ASX has granted permission for New Shares to be quoted. If ASX does not grant permission for official quotation of the New Shares all Application Money will be refunded without interest.

1.12       Rights and liabilities attaching to New Shares

New Shares will be fully paid ordinary shares in the capital of the Company and will rank equally with all other Shares.

1.13       Effect of Rights Issue on capital structure

A maximum of 24,709,097 New Shares will be issued after completion of the Rights Issue. The actual number of New Shares to be issued will depend on the number of Shares held by Foreign Shareholders on the Record

Date. If the maximum number of New Shares is issued, the capital structure of the Company after completion will be:

Shares	Number
Shares at Record Date	24,709,097
New Shares	24,709,097
Total	49,418,194

Unquoted Options	Number
Options at Record Date	90,000
New options to be issued to the Underwriter	1,000,000
Total	1,090,000

There are currently 90,000 unquoted Options on issue, each of which entitles the holder to subscribe for 1 Share in the Company.  The exercise price of the Options is $0.29.

The terms of the Options do not permit their holders to participate in the Offer, except by exercise of the Options and thereby acquiring the underlying Shares before the Record Date.  This is unlikely as the exercise price of each Option is materially higher than the price at which Shares have been trading on ASX in recent times.

1.14       Effect of the Rights Issue on control of the Company

Eligible Shareholders who take up their Entitlements in full will not be diluted and, correspondingly, Eligible Shareholders who do not take up their Entitlements in full, or are not lawfully able to take up their Entitlements in full, will be diluted. Foreign Shareholders will be diluted.

The potential effect that the issue of the New Shares under the Offer will have on the control of the Company will depend on a number of factors including the level of Eligible Shareholder participation (both as to their Entitlement and Shortfall Shares), which Eligible Shareholders participate, and the number of Shares held by Foreign Shareholders on the Record Date.

Since the Offer is not being made under an exemption or with relief from the application of Section 606 of the Corporations Act, no person may acquire a relevant interest of more than 20% of the issued share capital of the Company as a result of the Offer.

1.15       Discretions

Without limiting the other powers and discretions set out in this Offer Document, the Directors (or their delegate for this purpose) may implement the Offer in the manner they think fit and settle any difficulty, anomaly or dispute which may arise either generally or in a particular case in connection with, or by reason of, the operation of the Offer or a matter in this Offer Document, as they think fit, whether generally or in relation to any Shareholder or any New Shares, and the determination of the Directors (or their delegate) is conclusive and binding on all relevant Shareholders and other persons to whom the determination relates.

1.16       Taxation

Shareholders should consult their own professional taxation advisers to obtain advice in relation to the taxation laws and regulations applicable to their personal circumstances.  The Company cannot, and does not, offer any advice to Shareholders relating to taxation implications.

1.17       Alteration of Terms or Withdrawal of the Offer

The Company reserves the right, at its discretion but in consultation with the Underwriter, to vary, suspend or withdraw the Offer at any time, subject to the Corporations Act, the Listing Rules and any other law or regulation to which the Company is subject. Any variation, suspension or cancellation does not give rise to any liability on the part of, or any action against, the Company or any Director and will be binding on all Shareholders.

1.18       Application Money

Application Money received for New Shares under the Offer will be held in a separate account by or on behalf of the Company until those shares are issued.  Any interest earned on application money will be applied against the costs of the Offer, with any balance being retained by the Company.  If the Offer does not proceed or is withdrawn for any reason, the Application Money will be returned in full as soon as reasonably practicable, without interest.

1.19       Disclosing Entity Information

The Company will provide free of charge to any Eligible Shareholder who requests before the Closing Date, a copy of:

•	The annual financial report of the Company for the year ended 30 June 2012, being the most recently lodged annual financial report of the Company before the date of the Offer Document;

•

The half year financial report of the Company for the half year ended 31 December 2012, being the most recently lodged half year financial report of the Company before the date of this Offer Document; and

•

Any continuous disclosure notices given by the Company to ASX after the lodgement of the annual financial report of the Company for the year ended 30 June 2012 and before lodgement of a copy of this Offer Document with ASX.

These documents are also available on the ASX website at www.asx.com.au (ASX code: PGL).

1.20       Privacy

If you complete and lodge an Entitlement and Acceptance Form you will be providing personal information to the Company via the Share Registrar. The Company will use that information to assess your Application.

The information may also be used for other purposes from time to time and may be disclosed to persons inspecting the register, regulatory bodies, authorised securities brokers, print service providers, mail houses and the Share Registrar itself.

You can access, correct and update the personal information that is held about you. If you wish to do so please contact the Share Registrar pursuant to the contact information set out in this Offer Document. Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (Cth).

If you do not provide the information required on the Entitlement and Acceptance Form, the Company may not be able to accept or process your Application.

1.21       Risks

Investing in New Shares involves some risk.  There are a number of factors, both specific to the Company and of a general nature, which may affect the future operating and financial performance of the Company and the value of your investment in the Company, some of which are described in Section 4. Some risk factors can be mitigated by appropriate commercial action.  However, many are outside the control of the Company, are dependent on the policies adopted and approaches taken by regulatory authorities, or cannot otherwise be mitigated.  If you are unsure about subscribing for New Shares in Company, you should first seek advice from your stockbroker, accountant, or financial or other professional adviser.

The New Shares offered under this Offer Document carry no guarantee in respect of profitability, dividends, return of capital or the price at which they may trade on ASX.  The past performance of the Company should not necessarily be considered a guide to the future performance of Company.

As with any equity investment, substantial fluctuations in the value of your investment may occur.  This Offer Document does not set out all the risks you may face in applying for, and holding, New Shares.

1.22       Governing Law

The Offer and the contracts arising due to acceptance by Shareholders of the Offer are governed by the law in force in Queensland, Australia.

1.23       Defined Terms

Certain abbreviations and other defined terms are used throughout this Offer Document. Defined terms are generally identifiable by the use of an upper case first letter. Details of the definitions and abbreviations used, and the rule for interpretation of this Offer Document, are set out in the Dictionary in Section 5.

1.24       Computershare

Computershare Investor Services Pty Limited has given and, as at the date hereof, has not withdrawn, its written consent to be named as Share Registrar in the form and context in which it is named.  Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of this Offer Document other than being named as Share Registrar to the Company.  Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of this document.

2.                          Action Required by Shareholders

2.1                What Eligible Shareholders May Do

The number of New Shares to which you are entitled is shown on the Entitlement and Acceptance Form.

You may:

•	Take up all of your Entitlement;

•	In addition to applying for all of your Entitlement, apply for Shortfall Shares (if there are any);

•	Take up part of your Entitlement and allow the balance of your Entitlement to lapse; or

•	Allow all of your Entitlement to lapse.

If you have more than one holding of Shares, you will be sent more than one Entitlement and Acceptance Form and you will have separate Entitlements for each separate holding. A separate Entitlement and Acceptance Form and payment of Application Money must be completed for each separate Entitlement you hold.

Entitlement and Acceptance Forms (and payments for any Application Money) will not be accepted at the Company’s registered or corporate office or at offices of the Share Registrar.

2.2               Taking up some or all of your Entitlement

Paying by cheque, money order or bank draft

If you wish to take up some or all of your Entitlement and pay for the New Shares by cheque, money order or bank draft, you should complete the Entitlement and Acceptance Form (for all of the New Shares offered to you or such lesser number you wish to accept) in accordance with the instructions set out on the form.

Completed forms should be forwarded, together with your cheque, money order or bank draft for the Application Money due in respect of the number of New Shares you have accepted (being that number multiplied by $0.21), in the enclosed reply paid envelope (New Zealand Shareholders will need to affix the appropriate postage) so that it is received by the Share Registrar no later than 5.00 pm AEST on the Closing Date by posting the form and payment to:

Progen Pharmaceuticals Limited
c/- Computershare Investor Services
GPO Box 505
MELBOURNE VIC 3001

A reply paid envelope is enclosed for your convenience. If mailed in Australia, no postage stamp is required.

Cheques, money orders and bank drafts must be for payment in Australian currency and drawn on an Australian financial institution or an Australian branch of a foreign financial institution.  Cheques, money orders and bank drafts should be made payable to ‘Progen Pharmaceuticals Limited – Rights Issue’ and crossed ‘Not Negotiable’.  Do not send cash.  Receipts for payment will not be forwarded to Shareholders who subscribe for New Shares.

Your completed Entitlement and Acceptance Form, once sent to the Share Registrar, cannot be withdrawn.

Pay by BPAY®

Alternatively, you may wish to make payment through the BPAY® facility.  Payment by BPAY® should be made in accordance with the instructions set out on the Entitlement and Acceptance Form using the reference number shown on the form and must be made by 5.00 pm AEST on the Closing Date.  The reference number is used to identify your holding.  If you have multiple holdings you will also have multiple reference numbers.  You must use the reference number shown on each Entitlement and Acceptance Form to pay for each holding separately.

If you make your payment by BPAY® you do not need to lodge the Entitlement and Acceptance Form.

Your BPAY® payment cannot be withdrawn.

If you take up only some of your Entitlement, the balance will lapse.

2.3                  Applying for Shortfall Shares

Pay by cheque, money order or bank draft

If you wish to take up all of your Entitlement and apply for any Shortfall Shares, you should complete the accompanying Entitlement and Acceptance Form for all of the New Shares offered to you in accordance with the instructions set out on the form, and also fill in the number of Shortfall Shares you wish to apply for in the space provided on the form.

Completed forms should be forwarded, together with your cheque, money order or bank draft for the Application Money due in respect of the number of New Shares you have accepted and applied for (being that number multiplied by $0.21) in accordance with the instructions on the form as noted in Section 2.2 above.

Your completed Entitlement and Acceptance Form, once sent to Share Registrar, cannot be withdrawn.

Pay by BPAY®

Alternatively, you may wish to make payment through the BPAY® facility.  Payment by BPAY® should be made in accordance with the instructions set out on the Entitlement and Acceptance Form using the reference number shown on the form and must be made by 5.00 pm AEST on the Closing Date.  The reference number is used to identify your holding.  If you have multiple holdings you will also have multiple reference numbers.  You must use the reference number shown on each Entitlement and Acceptance Form to pay for each holding separately.

If you make your payment by BPAY® you do not need to lodge the Entitlement and Acceptance Form.

Your BPAY® payment cannot be withdrawn.

Allocation policy for Shortfall Shares

Shortfall Shares will only be allocated and issued if all Eligible Shareholders do not apply for their full Entitlement and the Offer is consequently undersubscribed.  Allocation of any Shortfall Shares will be at the discretion of the Directors (or their delegate for this purpose) as contemplated by Listing Rule 7.2.  As between Eligible Shareholders who apply for Shortfall Shares, the Directors’ present intention is to allocate these Shares as follows:

(a)

Eligible Shareholders will only be offered the opportunity to apply for Shortfall Shares on the basis that the Company has not sought and will not seek ASIC relief from the prohibition in section 606 of the Corporations Act in relation to the application of the shortfall;

(b)	The offer period for the Shortfall Shares is the same as the offer period for other New Shares;

(c)	Shortfall Shares will only be allocated and issued if all Eligible Shareholders do not apply for their full Entitlement and the Offer is consequently undersubscribed;

(d)

If the Company receives applications from Eligible Shareholders for Shortfall Shares that would not result in the Offer being oversubscribed then the Company will, subject to the other terms of this policy, allocate those Shortfall Shares to the Eligible Shareholders who applied for them;

(e)

If the Company receives applications for Shortfall Shares that would result in the Offer being oversubscribed then the Company will, in consultation with the Underwriter, not accept such oversubscriptions and will reject or scale back applications in a manner that Directors determine will result in the Eligible Shareholders who applied for the Shortfall Shares being allocated the number of Shortfall Shares that best approximates a pro rata allocation of the Shortfall Shares by reference to their respective shareholdings on the Record Date, provided that any such allocation will be in the ultimate discretion of Directors and provided that no Eligible Shareholder is to be allocated more Shortfall Shares than they applied for;

(f)	Shortfall Shares will be issued at the same time as all other New Shares are issued; and

(g)	The Company will not allocate or issue Shortfall Shares where it is aware that to do so would result in a breach of the Corporations Act, the Listing Rules or any other relevant legislation or law.

Return of surplus Application Money

Application Money received but not applied towards subscriptions for Shortfall Shares will be refunded as soon as reasonably practicable following the allocation of the Shortfall Shares.  No interest will be paid on Application Money held and returned.

2.4                  Acceptance

Receipt of your payment will constitute acceptance in accordance with, and your agreement to, the terms of the Offer, including those set out in this Offer Document. You should note that the Company is not required to issue any New Shares to a person accepting the Offer under this Offer Document unless:

•	the Share Registrar receives a completed Entitlement and Acceptance Form and a cheque money order or bank draft for the full amount due in respect of the New Shares on the Closing Date;

and either:

•	there are sufficient funds in the account on which the instrument is drawn so that the instrument clears in favour of the Company when it is first presented for payment; or

•	payment is received via the BPAY® facility for the relevant number of New Shares on the Closing Date.

By lodging a completed Entitlement and Acceptance Form, the applicant is taken to have warranted to and for the benefit of the Company that it is able to participate in the Offer without breaching any applicable law or regulation.  Each applicant should seek professional advice before doing so if there is any doubt about this.

If the Entitlement and Acceptance Form is not completed correctly it may still be treated as a valid acceptance for New Shares. The Directors’ (or their delegates’) decision whether to treat an acceptance as valid and how to construe, amend or complete the Entitlement and Acceptance Form is final.

2.5                  Allow Entitlement to lapse

The rights to which you are entitled may be valuable. If you decide not to take up some or all of your rights, the rights not taken up will lapse.  If you do not wish to exercise any of your Entitlement, you are not required to do anything.  In that case, your Entitlement will lapse without any benefit to you.

2.6                  Enquiries concerning Entitlement and Acceptance Form

If you have any questions on how to complete the Entitlement and Acceptance Form you should contact the Share Registrar on 1300 390 046 (within Australia) and +61 3 9415 4866 (outside Australia) Monday to Friday during normal business hours before the Closing Date.

3.    Summary of Key Terms of the Underwriting Agreement

3.1                  Conditions Precedent Satisfied

Upon despatch of this Offer Document with the Underwriter’s consent the conditions precedent contained in the Underwriting Agreement were satisfied.  The Offer is therefore underwritten in accordance with the terms of the Underwriting Agreement and the Underwriting Agreement is only terminable by the Underwriter in the circumstances described in Section 3.5.

3.2                     The Underwriter’s Obligation Explained

The Underwriting Agreement requires the Underwriter to subscribe, and/or procure that third parties subscribe, for all New Shares not taken up by Eligible Shareholders (Underwritten Shortfall Shares) by lodging valid applications by no later than 5.00 pm AEST on the Underwritten Shortfall Subscription Date.

As noted in Section 1.7, the Offer is not being made under an exemption from the application of Section 606 of the Corporations Act nor has the Company sought relief from that section 606 in connection with the subscription for, issue or acquisition of New Shares.  However, this does not diminish the Underwriter’s obligation to ensure that all of the Underwritten Shortfall Shares are subscribed for.  Rather, it means that in performing that obligation:

(a)

the Underwriter may not itself subscribe for Underwritten Shortfall Shares to the extent that doing so would together result in the relevant interest of the Underwriter and its associates exceeding 20% of the issued share capital of the Company; and

(b)

the Underwriter must ensure that no person (including any sub-underwriter) whom the Underwriter procures to subscribe for Underwritten Shortfall Shares, together with its associates, acquires a relevant interest exceeding 20% of the issued share capital of the Company as a result of the subscription for Underwritten Shortfall Shares.

3.3                  Fees

The underwriting fee comprises:

(a)	$40,000 (plus GST), which was paid by the Company prior to the date of this Offer Document;

(b)

a further $60,000 payable by the Company upon the Underwriter fulfilling its obligations under the agreement or the earlier termination of the agreement by the Underwriter under the circumstances described in any of paragraphs (a),(c) to (h),(j) and (l) to (n) in Section 3.5; and

(c)

at the same time payment is due under paragraph (b) immediately above, the issue by the Company to the Underwriter 1,000,000 unlisted options to subscribe for Shares at an exercise price of $0.30 exercisable by no later than 13 March 2016.

3.4                  Sub-underwriting

The Underwriter may appoint sub-underwriters.

3.5                  Termination

The Underwriting Agreement provides that the Underwriter may terminate their obligations to underwrite the Offer upon the happening of any of the following:

(a)

The Company is in material default of any of the terms and conditions of the Underwriting Agreement and fails to remedy the default to the reasonable satisfaction of the Underwriter having been given reasonable opportunity to do so.

(b)	The S&P/ASX 200 Share Price Index of ASX closes 10% or more below its level as at the close of trading on the previous Business Day immediately preceding the commencement date of the agreement.

(c)	ASX makes an official statement to any person or indicates to the Company or the Underwriter in writing that:

•

unconditional approval or approval subject to conditions the satisfaction of which is within the control of the Company or the Underwriter for the official quotation of the New Shares will not be granted; or

•

the Company will be removed from the official list of ASX or its Shares will be suspended from quotation or ASX removes the Company from the official list or suspends its securities, other than in relation to ant trading halt or suspension (or announcement by ASX of such trading halt or suspension) made in accordance with the agreement of the Underwriter.

(d)	Approval for the official quotation of the New Shares, although granted, is subsequently withdrawn, qualified or withheld before the issue of the New Shares.

(e)

ASIC issues or threatens to issue, proceedings in relation to the Offer or issue of the New Shares or commences or threatens to commence any enquiry or investigation in relation to the Offer or issue of New Shares.

(f)	An insolvency event occurs or is threatened in respect of the Company.

(g)	Any representation or warranty in the agreement is or becomes materially untrue or incorrect.

(h)	Litigation, arbitration, administrative or industrial proceedings are, after the Commencement Date,

commenced or threatened against the Company or a subsidiary of the Company which in the reasonable opinion of the Underwriter is likely to have a material adverse effect.

(i)	Any material adverse change occurs in the financial or trading position or performance or in the assets, liabilities, earnings, profits, losses, business, operations or prospects of the Company.

(j)	The Company commits a material breach of the Listing Rules.

(k)

A force majeure event affecting the Company’s or its subsidiary’s business lasting in excess of 7 days occurs which in the reasonable opinion of the Underwriter is likely to have a material adverse effect.

(l)

The Company alters its share capital, grants convertible securities, disposes of a substantial part of its business or property, grants security over the whole or a substantial part of its business property, or agrees to do any of those things, or the Company or its subsidiary resolves to be would up, without the Underwriter’s prior written consent.

(m)

The Company or its subsidiary fails to comply with any clause of its constitution, a statute or any agreement entered into by it, which in the reasonable opinion of the Underwriter is likely to have a material adverse effect.

(n)

A significant or material contract is, without the prior written consent of the Underwriter, materially breached by the Company or its subsidiary, terminated (whether by breach or otherwise), altered or amended in any way without the Underwriter’s prior written consent or found to be void or voidable, which in the reasonable opinion of the Underwriter is likely to have a material adverse effect.

(o)

The Australian equity capital market conditions and/or ASX trading conditions have materially deteriorated from those market conditions subsisting as at the commencement date of the agreement to such an extent that they are not, in the bona fide judgement of the Underwriter, conducive to the successful completion of the Rights Issue or other events occurring after that date beyond the control of the Underwriter are so material and adverse as to make it impracticable or inadvisable to proceed with the Rights Issue on the terms and in the manner contemplated by the Offer Document.

(p)

Any material adverse change or disruption occurs in financial markets, political or economic conditions of Australia, Japan, the United Kingdom, the United States of America or the international financial markets or any material adverse change occurs in national or international political, financial or economic conditions, in each case after the commencement date of the agreement and the effect of which is that, it is impracticable to market the Rights Issue or that the success of the Rights Issue is likely to be materially adversely affected.

(q)

There is introduced or there is a public announcement of a proposal to introduce, into the parliament of Australia or any state of Australia, a new law, or the Reserve Bank of Australia or any federal or state authority of Australia adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the Opening Date), any of which does or is likely to prohibit or regulate financial institutions or credit providers, capital issues or stock markets in a manner which prohibits or materially adversely affects the Rights Issue or the underwriting.

3.6                 General

The Underwriting Agreement contains indemnities, covenants, warranties and representations and other terms in favour of the Underwriter typical for an agreement of this nature.

4.                     Consideration of Certain Risks

4.1                  Company Specific Risks

The specific risks associated with an investment in the Company include the following:

Pharmaceutical R&D: Pharmaceutical research and development (R&D) involves scientific uncertainty and long lead times and there is no certainty that any particular development milestone will occur or be achieved.

Risks inherent in these activities include uncertainty of the outcome of the Company’s research results, difficulties or delays in development of any of the Company’s oncology drugs and general uncertainty related to the scientific development of a new medical therapy.

Partnering and Licensing: Due to the significant costs in drug development it is common for life sciences companies to partner with larger pharmaceutical or biotechnology companies to facilitate the development and commercialisation of a pharmaceutical product. There is no guarantee that such arrangements will lead to the successful commercialisation of products as a larger partner may not have the same motivation as the Company to quickly advance the product through clinical trials and commercialisation.

Regulatory Approvals: The products of pharmaceutical companies are regulated by government agencies and must be approved for commercial sales. Complex government health regulations, which are subject to change, add uncertainty to obtaining approval to undertake clinical development and obtain marketing approval for pharmaceutical drugs and the risk exists that the Company’s new products may not satisfy the stringent requirements for approval, or that the approval process may take longer than expected. Any approval will be limited to those disease states and conditions for which the product has shown safety and efficacy. Approval by a regulatory authority such as the Food and Drug Administration in the United States does not automatically mean or imply that the respective Government agency or private insurers will provide reimbursement for the cost of treatment.

Competition: Intense competition exists in the development of oncology drugs. The risk is that one or more of the competitive products in development now or in the future may prove more efficacious, safer, more cost effective or more acceptable to patients than the Company’s product. It is possible that a competitor may be in that market place sooner than the Company and establish itself as the preferred product.

Market Acceptance: Market acceptance of the Company’s products is uncertain. The uncertainties include the potential advancement of new competitive products, unknown acceptability of the product to patients and clinicians (including the side effect profile (if any) and the ease and frequency of dosing) and potential delays in marketing any of the Company’s products.

Additional Capital Requirements: Pharmaceutical R&D activities require a high level of funding over a long period of time. There is no assurance that additional funding will be available to the Company in the future or be secured on acceptable terms or at acceptable rates. If adequate funds are not available, the Company’s business operations could be negatively affected and the clinical development of PG545 may be hampered.

Technology and Intellectual Property Rights: Obtaining, securing and maintaining rights to technology and patents are an integral part of securing potential product value in the outcomes of pharmaceutical R&D. The Company’s success depends, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties.

Key Personnel: The Company’s success largely depends on the core competencies of its directors and management and their familiarisation with, and ability to operate in the biotechnology industry and the Company’s ability to retain qualified research people either within the Company or via its contracted activities.

Product Liability: The Company’s business exposes it to potential product liability risks which are inherent in the R&D, preclinical study, clinical trials, manufacturing, marketing and use of pharmaceuticals products in humans. The Company will also need to provide broad indemnities to any organisation contracted to perform pre-clinical studies, clinical trials and to drug development partners who will conduct the development and commercialisation of its products.

Dividends: The ability of the Company to pay any dividend in the future is dependent on many factors including the outcome of its R&D and its ability to commercialise any resultant product. The Directors are therefore unable to give any assurance regarding the payment of dividends in the future, if at all.

PharmaSynth: PharmaSynth Pty Ltd, a wholly owned subsidiary of the Company (PharmaSynth) is a manufacturer of human and veterinary biopharmaceutical products for third parties.  It ran at a loss in the last financial year and may be reliant on the ongoing financial support of the Company in order to continue operations.  Further, the loss of any of the critical licences it must maintain under the Australian Therapeutic Goods Administration and the Australian Pesticides and Veterinary Medicines Authority, an adverse audit report from either of those bodies or a failure to comply with its customers’ strict requirements and protocols could have a material adverse effect on the PharmaSynth business and financial prospects and, in turn, those of the Company.

Liquidity: There may be relatively few potential buyers or sellers of the New Shares on ASX at any time. This may increase the volatility of the market price of the New Shares. It may also affect the prevailing market price at which Shareholders are able to sell their New Shares. This may result in Shareholders receiving a market price for their New Shares that is less than the price paid for the New Shares.

4.2                  General Investment Risks

More general risk factors which could affect the price of Shares and returns to Shareholders include:

Securities Investments and Share Market Conditions: There are risks associated with any securities investment including the prices at which the securities trade may fluctuate in response to a number of factors. Furthermore, the stock market, and in particular the market for biotechnology companies may experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of such companies. These factors may materially adversely affect the market price of the securities of the Company regardless of the Company’s operational performance. Neither the Company nor the Directors warrant the future performance of the Company, or any return of an investment in the Company.

Economic Risks: Changes in the general economic climate in which the Company operates may adversely affect the financial performance of the Company. Factors that may contribute to that general economic climate include industrial disruption, the rate of growth of gross domestic product in Australia, interest rates and the rate of inflation.

Legislative: Changes in relevant taxes, legal and administration regimes, accounting practices and government policies may adversely affect the financial performance of the Company.

5.                   Dictionary

5.1                  Definitions

In this Offer Document unless the context requires otherwise:

ABN means Australian Business Number.

ACN means Australian Company Number.

AEST means Australian Eastern Standard Time.

Application means an application by way of a completed Entitlement and Acceptance Form to subscribe for New Shares and, where the context requires, an application to subscribe for Shortfall Shares.

Application Money means the monies received from Eligible Shareholders in respect of their Applications.

ASIC means the Australian Securities and Investments Commission.

ASX means the ASX Limited (ABN 98 008 624 691).

Business Day means a day on which ASX is open for trading.

CHESS means ASX Clearing House Electronic Subregistry System.

Company means Progen Pharmaceuticals Limited (ACN 010 975 612).

Constitution means the constitution of the Company.

Closing Date mean the last date for accepting an offer for New Shares being 5:00pm AEST 15 May 2013.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the directors of the Company.

Eligible Shareholder means a person who is registered as a Shareholder at the Record Date and has a registered address in Australia or New Zealand.

Entitlement means the non-renounceable right of an Eligible Shareholder to submit an Application for 1 New Share for every 1 Share held by that Shareholder at the Record Date, and otherwise under the Rights Issue.

Entitlement and Acceptance Form means the personalised form attached to or accompanying this Offer Document.

Foreign Shareholder means a person who on the Record Date is registered as a Shareholder and has a registered address outside Australia and New Zealand.

Listing Rules means the listing rules of ASX.

New Share means a New Share to be issued pursuant to the Offer.

Offer means the offer to subscribe for New Shares under the Rights Issue.

Offer Document means this document.

Official Quotation means official quotation by ASX in accordance with the Listing Rules.

Opening Date means 1 May 2013.

Option means an option to acquire Shares.

Optionholder means a holder of Options.

Record Date means the date for determining Entitlements under the Offer, being 7:00pm (AEST) on 26 April 2013.

Rights Issue means a 1 for 1 non-renounceable rights issue at $0.21 per Share, together with the opportunity to apply for any Shortfall Shares to be undertaken by the Company on the terms of this Offer Document.

Section means a section of this Offer Document.

Share means a fully paid ordinary share in the Company.

Shareholder means a holder of Shares from time to time.

Share Registrar means the Company’s share registrar being Computershare Investor Services Pty Limited.

Shortfall Shares means New Shares the whole or part of Entitlements of Eligible Shareholders that are not applied for by those Eligible Shareholders.

Timetable means the indicative Rights Issue timetable contained on page 3 of this Offer Document.

Underwriter means Mercer Capital Pty Ltd (ACN 153 814 218).

Underwriting Agreement means the underwriting agreement entered into between the Company and the Underwriter on 15 March 2013.

Underwritten Shortfall Subscription Date means 21 May 2013.

5.2                  Interpretation

In this Offer Document unless the context requires otherwise:

(a)	a reference to a word includes the singular and the plural of the word and vice versa;

(b)	if a word or phrase is defined, then other parts of speech and grammatical forms of that word or phrase have a corresponding meaning;

(c)

a term which refers to a person includes a person in any capacity, a body corporate, an unincorporated body (for example a society or association), a trust, a partnership, a sovereign state or a Government Agency;

(d)	a reference to a document includes a reference to that document as amended, novated, supplemented, varied or replaced;

(e)

a reference to a statute or regulation or a provision of a statute or regulation is a reference to that statute, regulation or provision as amended or a statute, regulation or provision replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws made or issued under that statute;

(f)	a monetary reference is a reference to Australian currency unless expressed otherwise in this Offer Document;

(g)	a word or term defined in the Corporations Act has the same meaning in this Offer Document; and

(h)	a word or term defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) has the same meaning in this Offer Document where used in connection with GST.

Corporate Directory

ASX CODE: PGL

DIRECTORS

Mr Stuart James (Non Exec. Chairman)

Mr Heng Tang (Non Exec. Director)

Mr Woei-Jia Jiang (Non Exec. Director)

COMPANY SECRETARY

Mr Blair Lucas

REGISTERED OFFICE

2806 Ipswich Road

Darra

QLD 4076

CONTACT DETAILS

Phone: (07) 3273 9133

Facsimile: (07) 3375 1168

Website: www.progen.com.au

Email: info@progen-pharma.com

SHARE REGISTRAR

Computershare Investor Services Pty Limited

UNDERWRITER
Mercer Capital Pty Ltd

SOLICITORS

SBA Law

AUDITORS

BDO